Exhibit 99.20

McCarthy Tétrault LLP
PO Box 48, Suite 5300
Toronto-Dominion Bank Tower
Toronto ON M5K 1E6
Canada
Tel: 416-362-1812
Fax: 416-868-0673

March 22, 2021

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:       Vox Royalty Corp. (the “Company”)

We refer to the prospectus supplement dated March 22, 2021 to the final short form base shelf prospectus dated October 2, 2020 (collectively, the “Prospectus”) relating to an offering of ordinary shares of the Company. In the Prospectus reference is made to the firm under the headings “Eligibility for Investment” and “Legal Matters”. We hereby consent to being named in the Prospectus, to the inclusion of the reference to the opinion of this firm and to the use of our opinion.

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we have performed to render these opinions.

Yours truly,

McCarthy Tétrault LLP

(signed) McCarthy Tétrault LLP